UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

ALBERTO-CULVER COMPANY

(Name of Issuer)

Common Stock, $0.22 par value

(Title of Class of Securities)

(CUSIP Number)

Paul S. Bird

Debevoise & Plimpton LLP

919 Third Avenue

New York, New York 10022

(212) 909-6000

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

June 19, 2006

(Date of event which requires filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

CDRS Acquisition LLC 98-0443676 *
(2)	Check the Appropriate Box if a Member of a Group
(a) ☒
(b) ☐
(3)	SEC Use Only

(4)	Source of Funds

OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6)	Citizenship or Place of Organization

Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(7) Sole Voting Power

-0-
(8) Shared Voting Power

11,952,020
(9) Sole Dispositive Power

-0-
(10) Shared Dispositive Power

-0-

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person

11,952,020
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares

(13)	Percent of Class Represented by Amount in Row 11

12.87%
(14)	Type of Reporting Person

OO

*	I.R.S. Identification No. of its sole member.

(1)	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

Clayton, Dubilier & Rice Fund VII, L.P. 98-0443676
(2)	Check the Appropriate Box if a Member of a Group
(a) ☒
(b) ☐
(3)	SEC Use Only

(4)	Source of Funds

OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6)	Citizenship or Place of Organization

Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	(7) Sole Voting Power

-0-
(8) Shared Voting Power

11,952,020
(9) Sole Dispositive Power

-0-
(10) Shared Dispositive Power

-0-

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person

11,952,020
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares

(13)	Percent of Class Represented by Amount in Row 11

12.87%
(14)	Type of Reporting Person

PN

(1)	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

CD&R Associates VII, Ltd. 98-0443641
(2)	Check the Appropriate Box if a Member of a Group
(a) ☒
(b) ☐
(3)	SEC Use Only

(4)	Source of Funds

OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6)	Citizenship or Place of Organization

Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	(7) Sole Voting Power

-0-
(8) Shared Voting Power

11,952,020
(9) Sole Dispositive Power

-0-
(10) Shared Dispositive Power

-0-

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person

11,952,020
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares

(13)	Percent of Class Represented by Amount in Row 11

12.87%
(14)	Type of Reporting Person

OO

(1)	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

CD&R Associates VII, L.P. 20-2318730
(2)	Check the Appropriate Box if a Member of a Group
(a) ☒
(b) ☐
(3)	SEC Use Only

(4)	Source of Funds

OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6)	Citizenship or Place of Organization

Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	(7) Sole Voting Power

-0-
(8) Shared Voting Power

11,952,020
(9) Sole Dispositive Power

-0-
(10) Shared Dispositive Power

-0-

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person

11,952,020
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares

(13)	Percent of Class Represented by Amount in Row 11

12.87%
(14)	Type of Reporting Person

PN

(1)	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

CD&R Investment Associates VII, Ltd. 98-0443704
(2)	Check the Appropriate Box if a Member of a Group
(a) ☒
(b) ☐
(3)	SEC Use Only

(4)	Source of Funds

OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6)	Citizenship or Place of Organization

Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	(7) Sole Voting Power

-0-
(8) Shared Voting Power

11,952,020
(9) Sole Dispositive Power

-0-
(10) Shared Dispositive Power

-0-

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person

11,952,020
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares

(13)	Percent of Class Represented by Amount in Row 11

12.87%
(14)	Type of Reporting Person

OO

CONTINUATION PAGES TO SCHEDULE 13D

This Statement on Schedule 13D relates to the beneficial ownership of the common stock, par value $0.22 per share (the “Common Stock”), of Alberto-Culver Company, a Delaware corporation (“Alberto-Culver”). This Statement is being filed on behalf of the reporting persons (the “Reporting Persons”) identified on the cover pages of this Statement. Information in respect of each Reporting Person is given solely by such Reporting Person and no Reporting Person has responsibility for the accuracy or completeness of information supplied by any other Reporting Person.

Item 1. Security and Company.

The class of equity securities to which this statement relates is the Common Stock issued by Alberto-Culver, which has its principal executive office at 2525 Armitage Avenue, Melrose Park, IL 60160.

Item 2. Identity and Background.

(a) Reference is made to Row 1 of the cover pages for the names of the Reporting Persons.

The following persons are directors or executives of CDRS Acquisition LLC (“CDRS”):

Richard J. Schnall

Donald J. Gogel

Kenneth A. Giuriceo

Theresa A. Gore

The following persons are directors or executive officers of each of CD&R Associates VII, Ltd. (“Associates VII”) and CD&R Investment Associates VII, Ltd. (“Investment Associates VII”):

Joseph L. Rice, III

Donald J. Gogel

Kevin J. Conway

Theresa A. Gore

(b) The business address for each of the following persons listed in Item 2(a) above is c/o Clayton, Dubilier & Rice, Inc., 375 Park Avenue, 18th Floor, New York, New York 10152:

Messrs. Rice, Gogel, Conway, Schnall, Giuriceo and Ms. Gore.

The business address for each of the following persons listed in Item 2(a) above is 1403 Foulk Road, Suite 106, Wilmington, Delaware 19803:

CDRS, Clayton, Dubilier & Rice Fund VII, L.P. (“Fund VII”), Associates VII, CD&R Associates VII, L.P. (“Associates VII LP”) and Investment Associates VII.

(c) CDRS is a newly formed Delaware limited liability company organized by Fund VII for the purpose of making an equity investment in New Sally Holdings, Inc., a wholly-owned subsidiary of Alberto-Culver (“New Sally”) (see Item 4 below).

Fund VII is a private investment fund.

Associates VII is the general partner of Fund VII.

Associates VII LP is the sole shareholder of Associates VII, and a limited partner of Fund VII.

Investment Associates VII is the general partner of Associates VII LP.

Messrs. Rice, Gogel, Conway, Schnall, Giuriceo and Ms. Gore are employees of Clayton, Dubilier & Rice, Inc., 375 Park Avenue, 18th floor, New York, New York 10152, which is the manager of Fund VII.

(d) and (e) None of the persons with respect to whom information is required by this Item 2 has been, during the last five years, either (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

(f) All natural persons listed in this Item 2 are citizens of the United States. Fund VII, Associates VII, Associates VII LP and Investment Associates VII are organized under the laws of the Cayman Islands. CDRS is organized under the laws of Delaware.

Item 3. Source and Amount of Funds or Other Consideration.

See Item 4 below.

Item 4. Purpose of Transaction.

On June 19, 2006, CDRS entered into an Investment Agreement (the “Investment Agreement”) with Alberto-Culver, New Sally, Sally Holdings, Inc., a subsidiary of Alberto-Culver (“Sally”) and New Aristotle Company, a subsidiary of New Sally (“Merger Sub”).

Pursuant to the Investment Agreement, Alberto–Culver and its subsidiaries and CDRS will, subject to the terms and conditions of the transaction agreements, engage in the following transactions:

• Holding Company Merger. Merger Sub will merge into Alberto–Culver, with Alberto–Culver being the surviving corporation and a subsidiary of New Sally and with each share of Common Stock being converted into a share of New Sally common stock. As a result of the merger, New Sally will be a new publicly traded company, which, prior to the Distributions (described below), will hold Alberto-Culver’s Sally/BSG beauty supply distribution business (“Sally/BSG”) and Alberto-Culver’s Consumer Products business (“Consumer Products”).

• Internal Business Transfers. Alberto–Culver will effect transactions in the stock of its subsidiaries so that the Consumer Products and Sally/BSG businesses will be held by New Aristotle Holdings, Inc., a subsidiary of New Sally (“New Alberto–Culver”) and Sally, respectively, and each of those entities will be a direct, wholly owned subsidiary of New Sally. These transactions, together with the holding company merger (described above) are referred to as the “Internal Transactions.”

• Investor’s Acquisition of New Sally Shares. Following the Internal Transactions, Investor will pay New Sally $575 million for newly issued shares of Class A common stock of New Sally that will convert automatically into shares of common stock of New Sally (the only class of equity securities of New Sally that will be outstanding after such conversion) on the day following the Distributions, which shares of common stock will represent approximately 47.5% of the common stock of New Sally on a fully diluted basis.

• Debt Financing. Following the Internal Transactions, Sally or one or more of its subsidiaries will incur approximately $1.85 billion of indebtedness.

• Share Distribution and Cash Dividend. Holders of shares of New Sally common stock (formerly holders of shares of Common Stock prior to the Internal Transactions) as of the record date established therefor will (i) receive a $25.00 per share special cash dividend (the “Cash Distribution”), (ii) receive one share of New Alberto–Culver common stock for each share of New Sally common stock (the “Share Distribution”) and (iii) retain their shares of common stock of New Sally. The Cash Distribution and the Share Distribution are collectively referred to as the “Distributions.” The Class A common stock of New Sally acquired by Investor will not be entitled to the Distributions.

In connection with the Investment Agreement, CDRS, Alberto-Culver, New Sally and certain shareholders of Alberto-Culver, consisting of Carol L. Bernick, Leonard H. Lavin, Bernice E. Lavin, trusts for the benefit of Leonard H. Lavin, a director of Alberto–Culver, and Bernice E. Lavin and their descendants, including Carol L. Bernick, the Chairman of Alberto–Culver (the “Lavin Family”), and a partnership whose partners are trusts for the benefit of members of the Lavin Family (the “Shareholders”) entered into the Support Agreement, dated as of June 19, 2006 (the “Lavin Agreement”), pursuant to which each Shareholder is required to vote all its shares of Common Stock in favor of the approval of the transactions contemplated by the Investment Agreement and against any action or transaction that would reasonably be expected to in any manner impede, frustrate, prevent or nullify the Investment Agreement, the transactions contemplated thereby, or change in any manner the voting rights of any class of Alberto-Culver capital stock. These voting obligations of the Shareholders shall be suspended in the event that (i) the board of directors of Alberto-Culver does not make the Alberto-Culver Recommendation (as defined in the Investment Agreement) or (ii) the board of directors of Alberto-Culver or a committee thereof makes a Change in the Alberto-Culver Recommendation (as defined in the Investment Agreement) (or resolves or publicly proposes to take any such action described in clause (i) or (ii) of this sentence) and such suspension shall continue until the board of directors of Alberto-Culver makes or reinstates, as the case may be, the Alberto-Culver Recommendation (as defined in the Investment Agreement). These voting obligations and the Lavin Agreement will terminate at the earlier of (i) the closing of the transactions contemplated by the Investment Agreement and (ii) the termination of the Investment Agreement.

Furthermore, the Lavin Agreement restricts the Shareholders from (x) transferring or acquiring shares of Common Stock prior to the closing of the transactions contemplated by the Investment Agreement and (y) from transferring or acquiring shares of New Sally common stock following such closing. These restrictions on transfer and acquisition will terminate at the earlier of (i) one year after such closing, (ii) termination of the Investment Agreement and (iii) the earliest time that no Shareholder or certain related persons is a “controlling shareholder” or “ten percent shareholder” of New Sally.

Mr. Howard B. Bernick, the Chief Executive Officer and President of Alberto–Culver, entered into a similar support agreement with CDRS, Alberto–Culver and New Sally, dated as of June 19, 2006 (the “Bernick Agreement”).

The foregoing summary of the Lavin Agreement and Bernick Agreement Agreements is qualified in its entirety by reference to the Lavin Agreement and Bernick Agreement included as Exhibits 2 and 3, respectively, to this statement of Schedule 13D and incorporated herein in their entirety by reference.

Item 5. Interest in Securities of the Issuer.

(a)(i) Pursuant to the Lavin Agreement and Bernick Agreement, CDRS may be deemed to have voting control over 11,952,020 shares of Common Stock, representing approximately 12.87%. The calculation of the foregoing number of shares and percentage is based on (i) the number of shares of Common Stock represented and warranted by Alberto-Culver in the Investment Agreement as issued and outstanding at the close of business on June 15, 2006, (ii) the number of shares of Common Stock beneficially owned by the Shareholders as of June 19, 2006 as represented and warranted by the Shareholders in the Lavin Agreement and (iii) the number of shares of Common Stock beneficially owned by Howard B. Bernick as of June 19, 2006 as represented and warranted by Howard B. Bernick in the Bernick Agreement.

(ii) Fund VII, as the result of its position as the sole member of CDRS, Associates VII, as the result of its position as the general partner of Fund VII, Associates VII LP, as the result of its position as the sole shareholder of Associates VII, and

Investment Associates VII, as the result of its position as the general partner of Associates VII LP, may be deemed to beneficially own the shares of Common Stock in which CDRS has beneficial ownership.

(iii) Each of Fund VII, Associates VII, Associates VII LP and Investment Associates VII disclaims beneficial ownership of the shares of Common Stock in which CDRS has beneficial ownership.

(iv) Except as described in sections (a)(i)-(iii) of this Item 5, no person listed in Item 2 of this Schedule 13D is a beneficial owner of the Common Stock in which CDRS has beneficial ownership.

(b) See Item 5(a) above.

(c) Except as disclosed herein, there have not been any transactions by the Reporting Persons in the securities of Alberto-Culver during the past sixty days.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

See Item 4 above.

Item 7. Material to be Filed as Exhibits.

Exhibit 1.	Joint Filing Agreement pursuant to rule 13d-1(k)(1) among the Reporting Persons, dated June 28, 2006

Exhibit 2.	Support Agreement, dated as of June 19, 2006, among Alberto-Culver Company, New Sally Holdings, Inc., CDRS Acquisition LLC and the other persons signatory thereto (incorporated herein by reference to Exhibit 10.10 to Issuer’s Current Report on Form 8-K filed on June 22, 2006)

Exhibit 3.	Support Agreement, dated as of June 19, 2006, among Alberto-Culver Company, New Sally Holdings, Inc., CDRS Acquisition LLC and Howard B. Bernick (incorporated herein by reference to Exhibit 10.11 to Issuer’s Current Report on Form 8-K filed on June 22, 2006)

Exhibit 4.	Investment Agreement, dated as of June 19, 2006, among Alberto–Culver Company, New Sally Holdings, Inc., Sally Holdings, Inc., New Aristotle Company and CDRS Acquisition LLC (incorporated herein by reference to Exhibit 2.02 to Issuer’s Current Report on Form 8-K filed on June 22, 2006)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 28, 2006

CDRS ACQUISITION LLC

By:	/s/ Theresa A. Gore
Name:	Theresa A. Gore
Title:	Executive Vice President and
Treasurer

CLAYTON, DUBILIER & RICE FUND VII, L.P.

By:	CD&R Associates VII, Ltd., its general partner

By:	/s/ Theresa A. Gore
Name:	Theresa A. Gore
Title:	Vice President, Treasurer and
Assistant Secretary

CD&R ASSOCIATES VII, LTD.

By:	/s/ Theresa A. Gore
Name:	Theresa A. Gore
Title:	Vice President, Treasurer and
Assistant Secretary

CD&R ASSOCIATES VII, L.P.

By:	CD&R Investment Associates VII, Ltd.,
its general partner

By:	/s/ Theresa A. Gore
Name:	Theresa A. Gore
Title:	Vice President, Treasurer and
Assistant Secretary

CD&R INVESTMENT ASSOCIATES VII, LTD.

By:	/s/ Theresa A. Gore
Name:	Theresa A. Gore
Title:	Vice President, Treasurer and
Assistant Secretary

Exhibit 1

Joint Filing Agreement

Pursuant to Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned agree that the Statement on Schedule 13D to which this exhibit is attached is filed on behalf of each of them in the capacities set forth below.

Date: June 28, 2006

CDRS ACQUISITION LLC

By:	/s/ Theresa A. Gore
Name:	Theresa A. Gore
Title:	Executive Vice President and
Treasurer

CLAYTON, DUBILIER & RICE FUND VII, L.P.

By:	CD&R Associates VII, Ltd., its general partner

By:	/s/ Theresa A. Gore
Name:	Theresa A. Gore
Title:	Vice President, Treasurer and
Assistant Secretary

CD&R ASSOCIATES VII, LTD.

By:	/s/ Theresa A. Gore
Name:	Theresa A. Gore
Title:	Vice President, Treasurer and
Assistant Secretary

CD&R ASSOCIATES VII, L.P.

By:	CD&R Investment Associates VII, Ltd.,
its general partner

By:	/s/ Theresa A. Gore
Name:	Theresa A. Gore
Title:	Vice President, Treasurer and
Assistant Secretary

CD&R INVESTMENT ASSOCIATES VII, LTD.

By:	/s/ Theresa A. Gore
Name:	Theresa A. Gore
Title:	Vice President, Treasurer and
Assistant Secretary